January 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: FG Financial Group, Inc. - Acceleration Request

Registration Statement on Form S-4 (File No. 333-276432)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, FG Financial Group, Inc. respectfully requests that the effective date for the above captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 5:00 p.m. Eastern Time on January 26, 2024, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact S. Chase Dowden at (801) 799-5769.

Very truly yours,

FG Financial Group, Inc.

/s/ Larry G. Swets, Jr.
Name:	Larry G. Swets, Jr.
Title:	Chief Executive Officer

cc:	S. Chase Dowden, Esq.
Amy Bowler, Esq.